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                     August 23, 2023

       Tran B. Nguyen
       Chief Financial Officer
       Prothena Corporation plc
       77 Sir John Rogerson   s Quay, Block C
       Grand Canal Docklands, Dublin 2, D02 VK60
       Ireland

                                                        Re: Prothena
Corporation plc
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2023
                                                            File No. 001-35676

       Dear Tran B. Nguyen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences